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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

First Solar, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
CUSIP No. 336433107
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS The Estate of John T. Walton IRS Identification Nos. of Above Persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		16,355,905**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,355,905**

WITH:	8	SHARED DISPOSITIVE POWER

0**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,355,905**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
**For additional information, see Schedule A

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS S. Robson Walton IRS Identification Nos. of Above Persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,457,907**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER

26,457,907**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,457,907**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**For additional information, see Schedule A

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS Alice L. Walton IRS Identification Nos. of Above Persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,857,907**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER

29,857,907**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,857,907**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**For additional information, see Schedule A

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS Jim C. Walton IRS Identification Nos. of Above Persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0**

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,857,907**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0**

WITH:	8	SHARED DISPOSITIVE POWER

29,857,907**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,857,907**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

35.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**For additional information, see Schedule A

CUSIP No.	336433107

Item 1.
(a)	Name of Issuer

First Solar, Inc.

(b)	Address of Issuer’s Principal Executive Offices

350 West Washington Street, Suite 600 Tempe, Arizona 85281

Item 2.
(a)	Name of Person Filing

The Estate of John T. Walton S. Robson Walton Jim C. Walton Alice L. Walton

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each person named in Item 2(a) above is P.O. Box 1860, Bentonville, Arkansas 72712

(c)	Citizenship

Each individual filing this Schedule 13G is a citizen of the United States. The estate filing this Schedule 13G is the estate of a decedent who was a citizen of the United States.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

336433107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: ______.
               See Schedule A hereto.
(b)	Percent of class: ______.
               See Schedule A hereto.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote ______.

See Schedule A hereto.

(ii)	Shared power to vote or to direct the vote ______.

See Schedule A hereto.

(iii)	Sole power to dispose or to direct the disposition of ______.

See Schedule A hereto.

(iv)	Shared power to dispose or to direct the disposition of ______.

See Schedule A hereto.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
               Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
               Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
               Not applicable.

Item 8.	Identification and Classification of Members of the Group
               If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
               The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group
               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
               Not applicable.

Item 10.	Certification
               (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Not applicable.
               (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Not applicable.

SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2010

/s/ S. Robson Walton
S. Robson Walton, in his capacity as co-personal representative of the Estate of John T. Walton and as a member of JCL Holdings, LLC.

/s/ Jim C. Walton
Jim C. Walton, in his capacity as co-personal representative of the Estate of John T. Walton, co-trustee of the JTW Trust #1 UAD 91902 and as a member of JCL Holdings, LLC.

/s/ Alice L. Walton
Alice L. Walton, in her capacity as co-personal representative of the Estate of John T. Walton, co-trustee of the JTW Trust #1 UAD 91902 and as a member of JCL Holdings, LLC.

Schedule A

	Aggregate Number		Number of Shares of Common Stock as
	of Shares of	Percentage	to Which Reporting Person has
	Common Stock	Outstanding	Sole Power to	Sole Power to	Shared Power to	Shared Power to
Reporting Person	Beneficially Owned	Common Stock	Dispose	Vote	Dispose	Vote
S. Robson Walton (1)	26,457,907	31.1%	0	0	26,457,907	26,457,907
Jim C. Walton (2)	29,857,907	35.0%	0	0	29,857,907	29,857,907
Alice L. Walton (3)	29,857,907	35.0%	0	0	29,857,907	29,857,907
Estate of John T. Walton (4)	16,355,905	19.2%	16,355,905	16,355,905	0	0

(1)	The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, as managing members and (b) 16,355,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton disclaims beneficial ownership of the shares listed in (a) and (b) above.

(2)	The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, as managing members, (b) 3,400,000 shares held by the JTW Trust #1 UAD 91902, as to which Jim C. Walton and Alice Walton, as co-trustees, share voting and dispositive power and (c) 16,355,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants. The shares held by the JTW Trust #1 UAD 91902 are for the benefit of charitable interests and John T. Walton’s descendants. For those reasons, Jim C. Walton disclaims beneficial ownership of the shares listed in (a), (b) and (c) above.

(3)	The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton, as managing members, (b) 3,400,000 shares held by the JTW Trust #1 UAD 91902, as to which Jim C. Walton and Alice Walton, as co-trustees, share voting and dispositive power and (c) 16,355,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managing members thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants. The shares held by the JTW Trust #1 UAD 91902 are for the benefit of charitable interests and John T. Walton’s descendants. For those reasons, Alice L. Walton disclaims beneficial ownership of the shares listed in (a), (b) and (c) above.

(4)	In 2009, an entity under the control of S. Robson Walton, Jim C. Walton and Alice L. Walton became an additional co-personal representative of the Estate of John T. Walton. The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of John T. Walton represent 16,355,905 shares held directly by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and such entity, as co-personal representatives of the Estate of John T. Walton, share voting and dispositive power. The shares held by the Estate of John T. Walton are held for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton, Jim C. Walton, Alice L. Walton and such entity disclaim beneficial ownership of such shares.